



09055992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 02 2009

Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   <u>01/01/08</u>   AND ENDING   <u>12/31/08</u>
                                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
    1100 S.W. Sixth Avenue, 8th Floor
    Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
    Kathy M. Stites   971-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
    Deloitte & Touche LLP
    111 S.W. Fifth Avenue, Suite 3900
    Portland, Oregon 97204-3642

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



STANCORP EQUITIES, INC.

Table of Contents

Page

This report contains (check all applicable blanks):

(x)   Independent Auditors' Report   1

(x) (a) Facing Page

(x) (b) Statements of Financial Condition   2

(x) (c) Statements of Operations   3

(x) (d) Statements of Cash Flows   4

(x) (e) Statements of Changes in Stockholder's Equity   5

( ) (f) Statements of Changes in Liabilities Subordinated to Claims of General
        Creditors (not applicable)

(x)   Notes to Financial Statements   6

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to
        Rule 15c3-1 Under the Securities Exchange Act of 1934   9

(x) (h) Computation for Determination of Reserve Requirements for
        Brokers and Dealers Pursuant to Rule 15c3-3 Under the
        Securities Exchange Act of 1934   10

( ) (i) Information Relating to the Possession or Control Requirements
        for Brokers and Dealers Under Rule 15c3-3 (not applicable)

(x) (j) A Reconciliation, Including Appropriate Explanation, of the
        Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the
        Computation for Determination of the Reserve Requirements
        Under Exhibit A of Rule 15c3-3 (not applicable)

( ) (k) A Reconciliation Between the Audited and Unaudited Statements
        of Financial Condition With Respect to Methods of Consolidation
        (not applicable)

(x) (l) An Oath or Affirmation

( ) (m) A copy of the SIPC Supplemental Report (not required)

(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found
        to Have Existed Since the Date of the Previous Audit (Supplemental
        Report on Internal Control)

OATH OR AFFIRMATION

I, Marilyn R. Bishop, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the years ended December 31, 2008 and 2007, are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ _____
Signature   Date

_____
Title

_____
Notary Public

My Commission Expires:_____

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statements of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, cash flows, and changes in stockholder's equity for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2009

Member of
Deloitte Touche Tohmatsu

STANCORP EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CASH AND CASH EQUIVALENTS	$4,848,461	$8,354,633
DUE FROM AFFILIATES	758,083	626,442
PREPAID EXPENSES	82,766	88,544
INCOME TAX RECEIVABLE — Net	50,620	
DEFERRED TAX ASSET — Net	42,513	
PROPERTY, PLANT, AND EQUIPMENT	7,117	7,492
OTHER ASSETS	463,095	212,392
TOTAL	$6,252,655	$9,289,503

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES:		
Commissions payable	$2,687,378	$3,249,065
Due to affiliates		652,496
Taxes payable		87,928
Other liabilities	175,363	84,146
Total liabilities	2,862,741	4,073,635
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized, 10,000 issued and outstanding	5,000	5,000
Paid-in capital	3,083,696	5,083,696
Retained earnings	301,218	127,172
Total stockholder's equity	3,389,914	5,215,868
TOTAL	$6,252,655	$9,289,503

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
12b-1 fees	$ 4,732,154	$ 6,079,251
Commission income	16,904,427	19,548,620
Interest income	128,746	180,672
Total revenues	21,765,327	25,808,543
EXPENSES:		
Commissions	16,906,428	19,567,882
Personnel	15,184,658	12,350,014
Rent	771,450	729,067
Travel and entertainment	1,504,693	1,784,192
Postage/telephone	386,993	410,337
Office supplies	502,752	381,522
Printing	832,912	1,150,254
Recruiting and relocation	1,642	74,869
Professional fees	30,120	27,004
Data processing software	14,426	58,840
Depreciation	375	
Sales and marketing	1,225,105	1,515,597
Other	202,952	141,323
Total expenses	37,564,506	38,190,901
Operating expense offset for services provided by Standard	(15,925,927)	(12,564,605)
Net expenses	21,638,579	25,626,296
INCOME BEFORE INCOME TAX EXPENSE	126,748	182,247
INCOME TAX EXPENSE	(47,298)	166,336
NET INCOME	$ 174,046	$ 15,911

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 174,046	$ 15,911
Deferred taxes	(69,409)	25,065
Depreciation	375	
Adjustments to reconcile net income to net cash provided by (used in) operating activities — changes in:		
Due to/from affiliates	(784,137)	231,287
Prepaid expenses	5,778	(77,816)
Other assets	(250,703)	(209,916)
Commissions payable	(561,687)	1,350,013
Taxes receivable/payable	(111,652)	30,379
Other liabilities	91,217	82,050
Net cash provided by (used in) operating activities	(1,506,172)	1,446,973
CASH FLOWS USED IN INVESTING ACTIVITIES — Purchase of property, plant, and equipment		(7,492)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		2,538,696
Return of capital	(2,000,000)	(500,000)
Net cash provided by (used in) financing activities	(2,000,000)	2,038,696
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,506,172)	3,478,177
CASH AND CASH EQUIVALENTS — Beginning of year	8,354,633	4,876,456
CASH AND CASH EQUIVALENTS — End of year	$ 4,848,461	$ 8,354,633
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for — Income taxes	$ 124,862	$ 110,892

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2007	$ 5,000	$ 3,045,000	$ 111,261	$ 3,161,261
Capital contribution		2,538,696		2,538,696
Return of capital distribution		(500,000)		(500,000)
Net income			15,911	15,911
BALANCE — December 31, 2007	$ 5,000	5,083,696	127,172	5,215,868
Capital contribution				
Return of capital distribution		(2,000,000)		(2,000,000)
Net income			174,046	174,046
BALANCE — December 31, 2008	$ 5,000	$ 3,083,696	$ 301,218	$ 3,389,914

See notes to financial statements.

STANCORP EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    StanCorp Equities, Inc. (the "Company") is a wholly owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker-dealer.

    For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the Financial Industry Regulatory Authority. Standard Insurance Company ("Standard"), a wholly owned subsidiary of StanCorp, has developed a registered group annuity contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies.

    Effective January 1, 2007, the administration and operations of StanCorp's retirement plans unit, with group annuity contracts offered through Standard and the trust product offered through Invesmart, Inc. ("Invesmart"), which was acquired by StanCorp in July 2006, began operating under the name Standard Retirement Services ("SRS"). Retirement plan products are offered in all fifty states through Standard or SRS. Invesmart Securities, LLC, a broker dealer subsidiary of Invesmart, was merged with the Company effective January 1, 2007. Invesmart Securities, LLC had total assets of $1,477,127 and total liabilities of $938,431 as of December 31, 2006. Assets were transferred at fair value. There were no goodwill or intangible assets associated with the merger.

    Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

    Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

    Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and SRS business sold or serviced.

    Due to and From Affiliates — Amounts due from affiliates were $758,083 and $626,442 at December 31, 2008 and 2007, respectively. At December 31, 2008, there was no amount due to affiliates. At December 31, 2007, amounts due to affiliates included $370 to StanCorp, $75,097 to StanCorp Investment Advisors, and $577,029 to SRS.

    Other Assets — Other assets include commission receivables, primarily on accrued SRS client account sales.

    Property, Plant and Equipment — At December 31, 2008 and 2007 the Company had $7,117 and $7,492 of property plant and equipment which is depreciated on a straight-line basis using a half-year convention. Accumulated depreciation was $375 and zero at December 31, 2008 and 2007 respectively.

Useful life is determined using StanCorp's asset life schedule. Current estimated useful life of fixed assets was 9 years as of December 31, 2008.

Other Liabilities — Other liabilities include accrued operating expenses incurred in generating the commission receivables.

12b-1 Revenue — 12b-1 revenue represents fees paid by mutual fund companies to the Company for promotion, distribution, and marketing expenses. These fees are associated with SRS' trust plans.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense represents salaries paid to the Company's personnel.

Operating Expense Offset for Services Provided by Standard — Related Party — Standard provides certain managerial and administrative services for the Company, including information systems, accounting, treasury, and other administrative services. These charges are netted against direct expense reimbursements by Standard and SRS pursuant to the Administrative Services Agreements with these affiliates. Sales office administration services include the expenses necessary to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. However, in accordance with StanCorp's policy, for financial statement purposes the Company computes the provision for income taxes as if it were filing a separate income tax return. Upon adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No 109*, on January 1, 2007, and throughout 2007 and 2008, the Company did not have any material uncertain tax positions. The 2008 and 2007 financial statements included provisions for an income tax benefit of $47,298 and income tax expense of $166,336 respectively. Included in the provisions for federal income tax expense were $69,409 of deferred tax benefit for 2008 and $25,065 of deferred tax expense for 2007. At December 31, 2008, the Company had a deferred federal tax asset of $42,513. Included in the December 31, 2007 taxes payable was a $26,896 deferred federal tax liability. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of state and local income taxes, net of the federal benefit. The combined federal and state effective tax rates were (37.31)% and 91.3% for 2008 and 2007, respectively. The effective rate differed from the statutory rate primarily due to permanent differences mostly related to non-deductible meals and entertainment expenses. During 2008, StanCorp changed the way certain of these costs were allocated among entities within the consolidated group, which caused the fluctuation in the effective rate from 2007 to 2008. It is the Company's accounting policy to record income tax interest and penalties in the income tax provision.

Credit Risk Concentration — Over the course of the year, the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution. A continuing U.S. recession or a continued disruption in the global financial markets presents risks and uncertainties that we currently cannot predict. If the current economic downturn conditions continue or worsen, we face risks that may include failures of financial institutions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,890,040 at December 31, 2008, which was $1,699,191 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1 at December 31, 2008.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company distributed $2,000,000 and $500,000 to StanCorp during 2008 and 2007 respectively. StanCorp contributed $2,538,696 to the Company in 2007.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
COMPUTATION OF NET CAPITAL		
STOCKHOLDER'S EQUITY	$3,389,914	$5,215,868
LESS — Nonallowable assets	1,404,194	934,870
NET CAPITAL BEFORE HAIRCUT ON SECURITY POSITIONS	1,985,720	4,280,998
HAIRCUT ON SECURITY POSITIONS	95,680	
NET CAPITAL	$1,890,040	$4,280,998
COMPUTATION OF AGGREGATE INDEBTEDNESS		
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENTS OF FINANCIAL CONDITION	$2,862,741	$4,073,635
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.51 to 1	0.95 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 190,849	$ 271,576
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 190,849	$ 271,576
EXCESS NET CAPITAL	$1,699,191	$4,009,422
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of total aggregate indebtedness)	$1,603,766	$3,873,635

Reconciliation with company's computation included in part II of Form X-17A-5 as of December 31, 2008:	
Net capital, as reported in part II (unaudited) FOCUS report	$1,435,087
Decrease in nonallowable assets - Due from related party	264,539
Decrease in nonallowable assets - deferred tax assets	241,034
Increase in nonallowable assets - Tax receivable	(50,620)
Net capital per above	$1,890,040

STANCORP EQUITIES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008 AND 2007**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 27, 2009

StanCorp Equities, Inc.
Portland, OR

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEARS ENDED DECEMBER 31, 2008 AND 2007
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * *

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)